UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 10

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PHARMACYCLICS, INC.

(Names of Subject Company)

OXFORD AMHERST CORPORATION

(Offeror)

ABBVIE INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

716933106
(CUSIP Number of Class of Securities)

Laura J. Schumacher, Esq.

Executive Vice President, Business Development, External Affairs and General Counsel
AbbVie Inc.

1 North Waukegan Road

North Chicago, Illinois 60064

(847) 932-7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Lara M. Levitan, Esq. AbbVie Inc. 1 North Waukegan Road North Chicago, Illinois 60064-6400 (847) 932-7900	David C. Karp, Esq. David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,737,196,453.92	$2,409,662.23***

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $257.93, the average of the high and low sales prices per share of Pharmacyclics common stock on March 19, 2015, as reported by the New York Stock Exchange, and (ii) 80,398,544 (the number of shares of Pharmacyclics common stock estimated to be outstanding at the time the offer and the merger are consummated).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00011620 multiplied by the proposed maximum offering price.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 987,295.41	Filing Party: AbbVie Inc.

Form or Registration No.: Form S-4 333-202921	Date Filed: March 23, 2015

Amount Previously Paid: 1,422,366.82	Filing Party: AbbVie Private Ltd.

Form or Registration No.: Form S-4 333-198286	Date Filed: August 21, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 10 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on March 23, 2015 and subsequently amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on March 30, 2015, Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed on April 10, 2015, Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed on April 17, 2015, Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on May 1, 2015, Amendment No. 5 to the Tender Offer Statement on Schedule TO, filed on May 7, 2015, Amendment No. 6 to the Tender Offer Statement on Schedule TO, filed on May 14, 2015, Amendment No. 7 to the Tender Offer Statement on Schedule TO, filed on May 15, 2015, Amendment No. 8 to the Tender Offer Statement on Schedule TO, filed on May 21, 2015, and Amendment No. 9 to the Tender Offer Statement on Schedule TO, filed on May 22, 2015 (as amended from time to time, the “Schedule TO”), by AbbVie Inc., a Delaware corporation (“AbbVie”), and Oxford Amherst Corporation, a Delaware corporation and a wholly owned subsidiary of AbbVie (“Offeror”), relating to the offer (the “Offer”) by Offeror to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of Pharmacyclics, Inc., a Delaware corporation (“Pharmacyclics”).  In the Offer, Offeror is offering to exchange for each outstanding Pharmacyclics share, at the election of the holder thereof: (a) $152.25 in cash and a number of shares of AbbVie common stock, par value $0.01 per share, equal to (x) $109.00 divided by (y) the volume weighted average sale price per share of AbbVie common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on and including the second trading day prior to the final expiration date of the Offer (as it may be extended in accordance with the Merger Agreement, as defined below), as calculated by Bloomberg Financial LP under the function “ABBV UN Equity AQR” (such price, the “AbbVie Trading Price”), (b) $261.25 in cash, without interest, or (c) a number of shares of AbbVie common stock equal to (x) $261.25 divided by (y) the AbbVie Trading Price, subject in each case to the election procedures and, in the case of elections to receive the all-cash or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

AbbVie has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, dated March 23, 2015 and amended as of April 10, 2015 and as of April 17, 2015, relating to the Offer (as amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (as amended from time to time, the “Prospectus”), and the related letter of election and transmittal (as it may be amended from time to time, the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by AbbVie or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Reorganization, dated as of March 4, 2015, by and among AbbVie, Pharmacyclics and Offeror, as amended by Amendment No. 1 to Agreement and Plan of Reorganization, dated March 22, 2015 (as amended, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

All of the information in the Prospectus and the Letter of Election and Transmittal, and any Prospectus supplement or other amendment thereto related to the Offer hereafter filed with the SEC by AbbVie or Offeror, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

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Items 1 through 11.

Items 1 through 9 and 11 are hereby amended and supplemented by adding the following text thereto:

At 5:00 p.m., New York City time, on Friday, May 22, 2015 (the “Expiration”), the Offer expired as scheduled and was not extended. Purchaser was advised by the exchange agent that as of the Expiration, a total of 67,408,824 Pharmacyclics shares were validly tendered into and not properly withdrawn from the Offer, representing approximately 87% of the outstanding Pharmacyclics shares outstanding as of the Expiration.  The number of Pharmacyclics shares validly tendered and not withdrawn pursuant to the Offer satisfied the Minimum Tender Condition (as defined in the Prospectus). All conditions to the Offer having been satisfied or waived, Offeror irrevocably accepted for payment, and expects to promptly pay for, all Pharmacyclics shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, AbbVie and Offeror completed the acquisition of Pharmacyclics pursuant to the terms of the Merger Agreement, through the merger of the Offeror with and into Pharmacyclics in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Pharmacyclics continuing as the surviving corporation, followed by the merger of the surviving corporation with and into Oxford Amherst LLC (the “Mergers”).

Following consummation of the Mergers, Pharmacyclics requested that the NASDAQ Global Market (“NASDAQ”) remove the Pharmacyclics shares from listing on NASDAQ and file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). AbbVie and Offeror intend to take steps to cause the termination of the registration of the Pharmacyclics shares under the Exchange Act and suspend all of Pharmacyclics’ reporting obligations under the Exchange Act as promptly as practicable.

On May 26, 2015, AbbVie issued a press release announcing the expiration and results of the Offer and the consummation of the Mergers. The full text of the press release is attached as Exhibit (a)(5)(I) to the Schedule TO and is incorporated herein by reference.

Item 12

Item 12 is hereby amended by the addition of Exhibit (a)(5)(I) as set forth below:

(a)(5)(I)                 Press release issued by AbbVie, dated May 26, 2015

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2015

OXFORD AMHERST CORPORATION

By:	/s/ William J. Chase
Name:	William J. Chase
Title:	President

ABBVIE INC.

By:	/s/ William J. Chase
Name:	William J. Chase
Title:	Executive Vice President, Chief Financial Officer

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